Exhibit 99.1

ASX ANNOUNCEMENT 29 November 2013 2013 Annual General Meeting Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by its Acting Chief Executive Officer, Mr. Tom Howitt, at the Company’s 2013 Annual General Meeting to be held at approximately 10.40 am this morning in the “Treetops” Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia. FOR FURTHER INFORMATION PLEASE CONTACT Dr. Malcolm R. Brandon Chairman Genetic Technologies Limited (ABN 17 009 212 328) Telephone: +61 3 8412 7000 Genetic Technologies Limited Website: www.gtglabs.com Email: info@gtglabs.com ABN 17 009 212 328 Registered Office 60-66 Hanover Street Fitzroy Victoria 3065 Australia Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 Fax +61 3 8412 7040

Genetic Technologies Limited Tom Howitt - Acting CEO Address Annual General Meeting Friday, 29 November 2013

Forward looking statements 2 This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Summary - major achievements since last AGM • Major focus on the expansion of US operations • Significant and continuing growth in BREVAGen sample numbers received in each quarter, with 914 samples received during the September 2013 quarter • Increase in US sales force from 10 to 15 • GTG lab now accredited to offer BREVAGen in all 50 US States • Number of covered lives increased to beyond 100 million • KOL / Speaker program expanded to increase awareness • Studies to broaden the existing product offering and expand available markets to other ethnicities are now underway

BREVAGen sample growth - performance to date 78 84 113 142 178 368 403 599 914 0 100 200 300 400 500 600 700 800 900 1000 2011/2012 - Q1 2011/2012 - Q2 2011/2012 - Q3 2011/2012 - Q4 2012/2013 - Q1 2012/2013 - Q2 2012/2013 - Q3 2012/2013 - Q4 2013/2014 - Q1 BREVAGen Quarterly Growth Launch to end of September 2013

New physicians - building repeat business 5 0 5 10 15 20 25 2012.11 2012.12 2013.01 2013.02 2013.03 2013.04 2013.05 2013.06 2013.07 2013.08 2013.09 2013.10 13 19 15 13 10 17 23 19 18 11 19 22 New Prescribers per Month Twelve months to October 2013

Phenogen Sciences - expanding the team 6 SVP Sales/Marketing Western Dir of Sales Eastern Dir of Sales 7 RBMs: - Seattle - Dallas - Houston - Chicago - Southern California - Missouri/Kansas - Northern California/Nevada --------------------------- January 2014 - Colorado/Utah - MN/Nebraska 8 RBMs: - New England - Northeast - Ohio/Michigan - DC/MD/VA - Florida - New Jersey - NYC - KY/TN/IN ------------------------------ January 2014 - NYC 2 Director of Marketing Office Manager Accessioning Technician

US sales territories - all 50 States covered • Update current map. 7

Marketing initiatives - building the network • National/Regional/Local Press and Public Relations http://www.youtube.com/watch?v=VcyYFzeTFts • October: “Accent Health” broadcast network http://www.youtube.com/watch?v=w_nrvmP7gZg • Recent KOL/Speaker “Ambassador” Summit • Professional Conferences • Patient Advocacy • Payer Outreach 8

KOL/Speakers Summit - 8 to 10 November 2013 • Rick Frieder, MD, Consulting Chief Medical Officer; Pat McNamara, Medical speaker consultant and trainer; Courtney Tate, MBA, CGC, Phenogen Sciences, Director of Marketing • 19 (of 23) Phenogen National Speakers attended • Unified scientific and clinical message, enhanced presentation and speaking skills • Demonstrating to MDs in the field the clinical value and simplicity of BREVAGen testingfielding the tough questions from MDs and healthcare providersconveying personal case studies and medical management wins • “Good science, good medicine, good business” 9

Professional conferences - spreading the story • ACOG District 7 Regional Meeting • Breast Cancer Challenge Conference • Multidisciplinary Breast Care Conference • Boca Raton Women’s Health Symposium • ACOG Districts 5, 6, 8, and 9 Regional Meeting • North American Menopause Society • Mid-Atlantic Women’s Care • TMW: Take The Lead In Breast Cancer Care • San Antonio Breast Cancer Symposium • 31st Annual Miami Breast Cancer Conference • American Society of Breast Surgeons 10

Patient advocacy - Cyndi Pierre http://www.youtube.com/watch?v=w_nrvmP7gZg “BREVAGen saved my life” 11

Product development - new markets and tests BREVAGen 1.0: 7-SNP assay, Caucasian-only • Indication is limiting, Caucasian population in the US = 62% only • Recent advances in genetics need to be included Within next 6 months: develop/launch BREVAGen 2.0 • Collaborators have been identified and relationships established • Scientific evaluation and protocols have been designed • Project plan with detailed timing and costings being finalised • Initial case control study now underway • Regulatory approval process and test validation being evaluated • Market launch materials and strategy being designed 12

Reimbursement - a key focus moving forward • From 1 January 2013: ‘Miscellaneous’ CPT code vs. code stack • Denials and follow-on appeals have increased, but with strong PPO contracting and increased list price, average reimbursement for closed cases has increased overall • Recent meeting held with primary payers seeking input for definition of clinical utility and supporting study design and output • Priority: Further studies to generate additional peer-reviewed data to strengthen ‘clinical utility’ evidence for payer contracting, leading to faster and better payment outcomes 13

Licensing - continuing to extract value • Seven new licenses granted, taking the total to more than 77 • More than $73 million generated from licensing to date • US assertion program continues in earnest, with 10 cases of infringement underway, including three against Big Pharma • New assertion cases focussing of “762” mapping patent to extend the life of the licensing program • European targets being independently pursued by GTG • Third re-exam of “179” patent successfully defended • Challenges ahead: including further IP challenges and changes to US legislation and case law Further success to deliver valuable non-dilutive funding to GTG

Heritage businesses - steady cash flow • Australian sales continue to exceed budget • Maintains technical capability in laboratory • Spreads overhead expenses across broader operating base • Growth opportunities exist from new tests and markets Gen Tech Lab146.jpg

Other assets - commercialisation underway ImmunAid • Second round fundraising at $5.00 per share has commenced • GTG retains 4.5 million shares and is 40+% major shareholder • Further trials of ImmunAid technology being planned Gtech International • Acquisition of Simavita to be completed by Christmas • >$10 million now raised at issue price of $0.41 per share • GTG retains 1.3 million shares RareCellect • Discussions with interested parties continue

Key objectives for 2014 financial year • Maintain focus on expansion of US operations • Increase US sales force to cover all major US sales territories • Complete and launch “second generation” BREVAGen test to improve performance and drive market acceptance in the US • Broaden available ethnicities to expand available markets • Work with payers to improve reimbursement outcomes • Ensure adequate funding is available to meet objectives • Maximise value from licensing, heritage business and the commercialisation of non-core assets, whilst reducing costs Drive businesses hard to maximise shareholder returns

Thank you - any question? Tom Howitt Acting CEO Genetic Technologies Limited Phone +61 3 8412 7000 Email info@gtglabs.com